Via Facsimile and U.S. Mail
Mail Stop 6010


							September 12, 2005


Peter Brocklesby
Chief Executive Officer
Applied DNA Sciences, Inc.
9229 W. Sunset Boulevard, Suite 830
Los Angeles, California 90069

Re:	Applied DNA Sciences, Inc.
	Amendment #3 to Registration Statement on Form SB-2
      Filed August 29, 2005
	File Number 333-122848

Dear Mr. Brocklesby:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General
1. We note that on pages 19 and 20 of your SB-2, Amendment No. 3, you state that you have entered into a licensing agreement with Biowell
Technology Inc. pursuant to which Biowell is required to pay you a royalty of 10% on all net sales and is required to meet certain minimum annual net sales in various territories, including Iran and
Syria. In light of the fact that Iran and Syria have been identified by the U.S. State Department as state sponsors of terrorism and are subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please describe for us the extent of your current and/or anticipated contacts, directly or indirectly, including through licensees, with Iran and Syria, and entities in Iran and Syria; the materiality to you of your contacts with Iran and Syria; and your view as to whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision. In this regard, we note that legislation requiring divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism has recently been adopted by Arizona and Louisiana.
2. Prior to requesting acceleration for effectiveness, please amend your Form 10-KSB for the year ended September 30, 2004 and your Forms
10-QSB for the quarters ended December 31, 2004, March 31, 2005 and
June 30, 2005, as applicable, to comply with our comments on your Form SB-2.

Cover Page
3. You have registered a total of 45,995,326 shares of common stock for resale, however your introductory paragraph refers to more than
55 million shares.  Please advise or revise.

Overview, page 23
4. Please file as exhibits the agreements with Holomex, and the Departments of Energy, Agriculture and Defense.
5. Additionally for each of these agreements, please describe the material provisions of these agreements in the Business section.
Your discussion should include:

* All material rights and obligations of the parties to the agreement;
* Duration of the agreement;
* Payment terms;
* Termination provisions, including consequences of early termination; and
* Any other terms that may be considered material.
 	If you believe the agreements are made in the ordinary course of business and does not need to be filed as exhibits, supplementally, please provide your analysis explaining why you believe the agreements are immaterial.

Product Research and Development

Textiles, page 33
6. Please provide us supplementally with a copy of the Department of
Energy report. We may have additional comments. In addition, please expand the discussion to indicate when the report was prepared and released.
7. Please expand the discussion to indicate the extent to which you are compensated for the expenses incurred for the treated threads and labels you refer to in your discussion.
8. Please expand the discussion to explain what you mean by "obtaining final product liability underwriter approval," when you applied for such coverage, the amount of coverage, and when you anticipate marketing these products to consumers.

Inks/coatings, page 33
9. We note your reference to "a ten-fold speed improvement." Have you achieved this increase in speed, when did you achieve this increase, and for whom was the demonstration? If you have not achieved the increase in speed, to what extent have you improved the speed and why was the ten-fold increase deemed necessary for prototype kits?

Substrates/holograms, page 34
10. Please update your discussion relative to your test results. In addition, please expand the discussion to clarify the relationship of your research with hot stamp varnish and the Department of Energy. Is the Department of Energy paying you for this research or otherwise compensating you? Is the Department of Energy conducting the tests?
11. Please expand the discussion to clarify and describe the specific relationship with the Department of Agriculture. Who will pay for the services of the Agriculture Research Service lab?
12. Please expand the discussion concerning the Oak Ridge National Laboratory demonstration to describe the nature of the demonstration, when the demonstration will occur, how many other technologies and/or companies are competing with you, and the extent you which you will be reimbursed for your presentation.

Consolidated Financial Statements

Statements of Losses, page F-3
13. We acknowledge your response to comment 8 per our letter dated June 27, 2005. We continue to believe that, according to paragraphs
11 (c) and 13 of SFAS No. 2, the license fee paid to Biowell Technology represents a research and development cost and should be separately classified on your statements of operations. In particular, we reference your statement on page F-32, which seems to indicate that the license is the foundation for your further development of products, as opposed to your assertion that the license related to the marketing of existing Biowell products. Please revise your statements of operations for all affected periods accordingly, or provide us with additional information to support your classification of this license fee within selling, general and administrative expense.

Notes to Consolidated Financial Statements

Note D- Capital Stock, pages F-22; F-25-F-27
14. We acknowledge your response to comment 11 per our letter dated
June 27, 2005. Please provide us with the detail, specifically outlining your treatment of the transaction on the balance sheet and statements of operations and stockholders` deficit, behind your accounting for the issuance of the 10,140,000 shares to your founders in March 2003 below the specified $0.001 par value. Please include references to the authoritative accounting literature that supports your treatment. Additionally, please specify whether there is a legal basis in the State of Nevada for issuing your common shares below their stated par value.
15. We acknowledge your response to comments 9 and 10 per our letter dated June 27, 2005. Please provide us with an analysis that includes the following information for all material transactions involving the issuance of common stock to non-employees in exchange for consulting services from October 1, 2003 to the present:

* the exact valuation date/period in which the consultant rendered the services;
* the valuation calculation, including your basis for ascribing value to the shares issued at the time of the transaction; that is, your consideration of paragraphs 8/9 of SFAS No. 123;
* the trading price of your common shares at the date the services were provided;
* the period in which you issued the common stock versus when you recorded the related financial statement expense;
* the amounts, if any, by which you understated/overstated expense for each financial statement period pursuant to instances in which you did not, according to paragraph 8 of SFAS No. 123 and EITF 96-18, appropriately record the value of the services in the period rendered.

Additionally, we acknowledge your assertion that the understatement/overstatement of compensation expense that occurred in the third and fourth quarters of 2002 and the first quarter of
2003
would not impact your year-to-date results of operations. Please provide us with a detailed analysis that quantifies the aggregate understatement/overstatement, as discussed in your response to comment 10, related to the applicable financial statement periods presented.
16. Please provide us with information regarding your valuation of the Biowell Technology license in January 2003, giving consideration to paragraphs 8 and 9 of SFAS No. 123. Please tell us why you believe the license value was not more reliably measurable, particularly given that there was no market for your common stock at the time you issued the 1.5 million shares.

Unaudited Condensed Consolidated Financial Statements

Statements of Cash Flows, page F-77
17. Please clarify to us the nature of the proceeds from notes converted to stock. It does not appear that the transaction has a cash flow effect and thus may be required to be disclosed supplementally to your statement of cash flows instead of within "net cash provided by financing activities." Refer to paragraph 32 of SFAS No. 95.

Notes to Unaudited Condensed Consolidated Financial Information

Note B- Capital Stock, pages F-88-F-91
18. Per review of your Item 4.02 Form 8-K, as initially filed on July
21, 2005, we note that you have revised your financial statements for the three and six month periods ended March 31, 2005 to reflect additional selling, general and administrative expense of approximately $2.9 million related to common stock issued in exchange for consulting services provided by non-employees. Please provide us with further detail with respect to this restatement, including the following:

* the accounting treatment and authoritative literature you relied upon in discovering/rectifying the errors;
* the exact dates of the involved transactions, correlating to the period in which the consultants provided their services;
* the number of shares issued in each transaction; and
* your valuation of the shares issued, including the per share amounts as calculated prior to and subsequent to the restatement. Additionally, we note that approximately $1.5 million of the total restatement appears to relate to various equity transactions involving non-employee consultants, while the remaining $1.4 million relates to your retirement of convertible notes during the period ended March 31, 2005. Please provide us with additional information regarding the restatement as it relates to these convertible debt transactions.

Note F- Subsequent Events, page F-94
19. We acknowledge your response to comment 12 per our letter dated
June 27, 2005. Please provide us with an analysis of your consideration of Items 310(c) and (d) of Regulation S-B, detailing your determination as to whether you will account for your acquisition of all of the outstanding shares of Rixflex Holdings Limited ("Rixflex") as that of a purchase of a business, as well as your analysis as to whether financial statements and pro forma financial information are required. Please also disclose the purchase price and provide a preliminary purchase price allocation.

Form 10-QSB/A#2 for the period ended March 31, 2005
20. We note that you have restated your March 31, 2005 financial statements. Please label the financial statements as restated and provide a footnote that clarifies the nature of the restatement, as well as the disclosures required by APB No. 20.

Exhibits
21. We note your reference to exhibit 10.15 and the statement that the agreement with Battelle Energy Alliance filed with the Form 8-K
filed July 21, 2005.   We could not locate this agreement.  Please
advise or revise.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Amy Bruckner (202) 551-3657 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Andrea Cataneo, Esq.
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas, 21st Floor
	New York, New York 10018


Peter Brocklesby
Applied DNA Sciences, Inc.
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